AB 50 3/4/03

03012052

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003

SEC FILE NUMBER
8- 32071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BLAKESLEE & BLAKESLEE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 MADONNA ROAD
(No. and Street)

SAN LUIS OBISPO (City) CALIFORNIA (State) 93405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DIANE P. BLAKESLEE (805) 543-4366
BRADFORD M. HAIR, CPA (805)544-1441 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLENN, BURDETTE, PHILLIPS & BRYSON
(Name – *if individual, state last, first, middle name*)

1150 PALM STREET, (Address) SAN LUIS OBISPO (City) CALIFORNIA (State) 93401 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DIANE P. BLAKESLEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLAKESLEE & BLAKESLEE, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY E. WRIGHT
COMM. #1390572
NOTARY PUBLIC - CALIFORNIA
SAN LUIS OBISPO COUNTY
My Comm. Expires DEC. 17, 2006

Mary E. Wright
Notary Public

Diane P. Blakeslee
Signature

Sr. Vice President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAKESLEE & BLAKESLEE, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

BLAKESLEE & BLAKESLEE, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

GBP&B
Glenn, Burdette, Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

We have audited the accompanying balance sheet of Blakeslee & Blakeslee, Inc. as of December 31, 2002, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Blakeslee & Blakeslee, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blakeslee & Blakeslee, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Glenn, Burdette, Phillips + Bryson

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation

January 31, 2003

530 10th Street
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

8375 Morro Road
Atascadero, CA 93422
PH 805/466-3008 • FAX 805/466-2549

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 S. Broadway, Suite B
Santa Maria, CA 93455
PH 805/349-0585 • FAX 805/349-9795

BLAKESLEE & BLAKESLEE, INC.

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

Current Assets		
Cash and cash equivalents	$	36,844
Certificate of deposit		13,567
Dealer compensation receivable		119,431
Prepaid expenses		20,797
Total current assets		190,639
Property and Equipment		
Office furniture		84,341
Office equipment		134,051
Leasehold improvements		113,565
Accumulated depreciation		(211,317)
Total property, plant and equipment		120,640
Total Assets	$	311,279

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities		
Agent commissions payable	$	93,529
Other accrued liabilities		44,444
Current portion of capital lease payable		2,014
Total current liabilities		139,987
Shareholders' Equity		
Common stock, no stated value, 222,222 shares authorized, 68,843 shares issued and outstanding		59,205
Retained earnings		112,087
Total shareholders' equity		171,292
Total Liabilities and Shareholders' Equity	$	311,279

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

Income	
Dealer compensation	$ 1,494,114
Commissions	905,042
Total income	2,399,156
Operating Expenses	
Officers' salaries	110,400
Other salaries	225,619
Commissions	1,632,192
Payroll tax expense	28,454
Advertising and public relations	83,499
Automobile expense	600
Depreciation	28,118
Dues and subscriptions	6,565
Education	1,956
Employees' pension plan	29,664
Insurance	16,317
Landscape and janitorial	7,268
Miscellaneous	2,426
Office supplies	7,577
Postage	4,125
Printing	4,403
Professional fees	26,468
Rent	147,676
Repairs and maintenance	13,906
Taxes and licenses	14,604
Telephone	21,685
Travel and entertainment	959
Utilities	13,029
Total operating expenses	2,427,510
Loss from Operations	(28,354)
Other Income	
Interest income	1,264
Interest expense	(542)
Other income	17,582
Total other income	18,304
Loss before Provision for Income Taxes	(10,050)
Provision for income taxes	800
Net Loss	$ (10,850)

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF CHANGES OF SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at December 31, 2001	68,843	$ 59,205	$ 122,937	$ 182,142
Net loss			(10,850)	(10,850)
Balance at December 31, 2002	68,843	$ 59,205	$ 112,087	$ 171,292

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities		
Net loss		$ (10,850)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 28,118	
Decrease in dealer compensation receivable	2,826	
Increase in prepaid expenses	(4,952)	
Decrease in agent commissions payable	(7,603)	
Decrease in other accrued liabilities	(3,627)	
Total adjustments		14,762
Net cash flow provided by operating activities		3,912
Cash Flows From Investing Activities		
Purchase of property and equipment	(12,047)	
Net cash used in investing activities		(12,047)
Cash Flow From Financing Activities		
Repayment of capital lease	(2,142)	
Additional investment in certificate of deposit	(169)	
Net cash used in financing activities		(2,311)
Net Decrease in Cash		(10,446)
Cash and Cash Equivalents - Beginning of Year		47,290
Cash and Cash Equivalents - End of Year		$ 36,844

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ 542
Taxes	$ 480

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Summary of Significant Accounting Policies

A. Nature of Business

Blakeslee & Blakeslee, Inc. (the Company) is a broker for the sales and exchanges of securities. The Company was incorporated January 31, 1984. The Company transacts business with its clients in and around San Luis Obispo and Santa Barbara Counties.

B. Significant Accounting Policies

The Company is required by the Securities and Exchange Commission to comply with certain provisions and disclosures relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

The provisions of section (k)(2)(A) under Customer Protection Rule 15c3-3 are not applicable since the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

C. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. Cash and Cash Equivalents

The Company considers cash equivalents to be highly liquid debt instruments purchased with a maturity of three months or less.

E. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Income taxes are provided on the temporary differences between income for financial statement and tax purposes. Deferred taxes resulting from timing differences between financial and tax reporting are considered to be immaterial to the financial statements and have therefore not been provided.

F. Property and Equipment

Property and equipment are stated at cost and depreciated over estimated useful lives on a straight-line or accelerated basis ranging from 5 to 39 years. Repairs and maintenance and small equipment purchases are expensed as incurred. Expenditures that significantly increase asset values or extend useful lives are capitalized.

Note 1 - Summary of Significant Accounting Policies (Continued)

F. Advertising Costs

The Company follows the policy of expensing the costs of advertising as incurred. Advertising costs totaled $83,499 for the year ended December 31, 2002.

Note 2 - Property and Equipment

Property and equipment includes assets under capital lease. The amount included in office equipment and accumulated depreciation is $6,321 and $4,159, respectively, as of December 31, 2002.

Depreciation expense, including amortization of assets under capital lease, charged to income was $28,118 for the year ended December 31, 2002.

Note 3 - Obligations Under Capital Lease

The Company has an obligation under a noncancellable lease agreement for a telephone system. At December 31, 2002 monthly lease payments total $214. The obligation for the capital lease at December 31, 2002 is $2,139.

Future minimum lease payments at December 31, 2002, consisted of the following:

Year Ending December 31,	
2003	$ 2,139
Less: Amount representing interest	(125)
Present value of net minimum lease payments	2,014
Less: Current portion of capital lease obligations	(2,014)
Long-Term Portion of Capital Lease Obligation	$ -

Note 4 - Income Tax Expense

Income tax expense for the year ending December 31, 2002, is as follows:

Federal income tax expense	$ -
State income tax expense	800
	$ 800

Note 5 - Simplified Employee Pension Plan

The Company has established a Simplified Employee Pension Plan that covers all eligible employees in accordance with Section 408(k) of the Internal Revenue Code. Contributions for the year ending December 31, 2002, were $29,664. All contributions are funded currently.

Note 6 - Commitments

Operating Leases

The Company has entered into noncancelable leases for office space at their San Luis Obispo, Atascadero, Santa Maria, and Arroyo Grande sites.

The Company's minimum lease payments under noncancelable operating leases are as follows:

Year Ending December 31,	Amount
2003	$ 121,494
2004	115,029
2005	75,450
2006	51,216
2007	51,216
Thereafter	76,824
	$ 491,229

Rent expense for the year ending December 31, 2002, was $147,676.

Sublease Income

The Company currently leases office space to tenants under noncancelable subleases. Minimum rental income from the noncancelable leases is as follows:

Year Ending December 31,	Amount
2003	$ 9,250

For the year ending December 31, 2002, sublease income was $14,963.

Note 6 – Commitments (Continued)

Commission Agreement

On April 8, 1997, the Company entered into an agreement with Heritage Oaks Bank (HOB) to provide investment and financial planning service on the HOB premises. The Company compensates HOB using a two-tier system based on gross commissions, which includes a fixed income stipend and a percentage of the gross commissions earned. This agreement will expire March 31, 2003 and will not be renewed. As of December 31, 2002, accrued commissions to HOB included in accounts payable were $4,500. Commissions expense to HOB for the year ended December 31, 2002, was $67,108.

SUPPLEMENTARY INFORMATION

Directors:
David A. Bryson, CPA
Gary A. Wintermeyer, CPA
Bradford M. Hair, CPA
Jeanne A. Potter, CPA
Daniel J. O'Hare, CPA
Kathi Niffenegger, CPA
Fred W. Bogart, CPA
Marianne Heinen, CPA
Allen E. Eschenbach, CPA
Michael T. Glaudel, CPA

GBP&B
Glenn, Burdette, Phillips & Bryson
CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

Directors Emeritus:
Fred L. Glenn
Stephen A. Burdette
David W. Phillips, CPA

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Stockholders
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2002, contained on pages 16-21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glenn, Burdette, Phillips & Bryson

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation

January 31, 2003

530 10th Street
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

8375 Morro Road
Atascadero, CA 93422
PH 805/466-3008 • FAX 805/466-2549

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 S. Broadway, Suite B
Santa Maria, CA 93455
PH 805/349-0585 • FAX 805/349-9795

BLAKESLEE & BLAKESLEE, INC.

SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

AS OF DECEMBER 31, 2002

Liabilities subordinated to claims of creditors at December 31, 2001	$ -
Liabilities subordinated to claims of creditors at December 31, 2002	-
Total change	$ -

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.
SCHEDULES UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Computation of Net Capital

Shareholders' equity	$ 171,292
Reduced by nonallowable assets:	
Dealer compensation receivable, net (over 30 days old)	(7,529)
Prepaid expense	(20,797)
Property and equipment, net	(120,640)
	(148,966)
Net capital	$ 22,326

Computation of Basic Net Capital Requirement

Net capital requirement	$ 9,332
Excess net capital	$ 12,994
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$ 8,327

Computation of Aggregate Indebtedness

Total aggregate indebtedness	
Agent commissions payable	$ 93,529
Other accrued liabilities	44,444
Capital lease payable	2,014
	$ 139,987
Percentage of aggregate indebtedness to net capital	627%

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2002

	Per Unaudited Report	Changes	Per Audited Report
Total assets	$ 312,635	$ (1,356)	$ 311,279
Adjustments for property and equipment and prepaid expenses		$ (1,356)	
Less: total liabilities	139,987	$ -	139,987
Adjustment for income tax payable and capital lease payable		$ -	
Net worth	172,648	$ (1,356)	171,292
Nonallowable assets			
Dealer compensation receivable over 30 days old	7,529		7,529
Prepaid expenses	21,118	(321)	20,797
Property and equipment, net	121,675	(1,035)	120,640
	150,322	(1,356)	148,966
Net capital	$ 22,326	$ -	$ 22,326

See independent auditors' report on the supplementary information.

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2002

	Per Unaudited Report	Changes	Per Audited Report
Net capital	$ 22,326	$ -	$ 22,326
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	9,332	-	9,332
Net capital in excess of minimum requirement	$ 12,994	$ -	$ 12,994
Total aggregate indebtedness ("A.I.")	$ 139,987	$ -	$ 139,987
A.I. to net capital ratio	627%		627%

See independent auditors' report on the supplementary information.

GBP&B
Glenn, Burdette, Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STUCTURE REQUIRED BY RULE 17a-5

Board of Directors
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

In planning and performing our audit of the financial statements of Blakeslee & Blakeslee, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Blakeslee & Blakeslee, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness or (aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(3)(3); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

530 10th Street
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

8375 Morro Road
Atascadero, CA 93422
PH 805/466-3008 • FAX 805/466-2549

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 S. Broadway, Suite B
Santa Maria, CA 93455
PH 805/349-0585 • FAX 805/349-9795

Board of Directors
Blakeslee & Blakeslee, Inc.
Page 2

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Glenn, Burdette, Phillips & Bryson

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation

January 31, 2003